

Mail Stop 3720

May 11, 2016

Mr. Michael T. Doyle
Chief Executive Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard,
Suite 500
Nashville, Tennessee 37215

      Re: Surgery Partners, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 11, 2016
              File No. 001-37576

Dear Mr. Doyle:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Robert S. Littlepage, for

                                Carlos Pacho
                                Senior Assistant Chief Accountant
                                AD Office 11 – Telecommunications

Cc: Carl Marcellino, Ropes & Gray LLP